





05006352



February 17, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 014/2005 and AIS-CP 015/2005**

Subject: 1. Notification of the Resolutions of the Board of Directors' Meeting No. 2/2005 regarding Dividend Payment, Issuance the Employee Stock Option Plan (ESOP) Grant IV, and Schedule of the 2005 Annual General Meeting of Shareholders.

2. Submission of the Financial Statements for 2004

3. Report of Financial Covenants Compliance

Date: February 17, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

3/14

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
February 17, 2005

AIS-CP 014/2005

February 17, 2005

Re: Notification of the Resolutions of the Board of Directors' Meeting No. 2/2005 regarding Dividend Payment, Issuance the Employee Stock Option Plan (ESOP) Grant IV, and Schedule of the 2005 Annual General Meeting of Shareholders.

To: The President
The Stock Exchange of Thailand

Attachments: 1. Details of the Employee Stock Option Plan - ESOP Grant IV
2. Capital Increase Report Form

The Board of Directors of Advanced Info Service Public Company Limited (the Company) resolved in the meeting No. 2/2005 held on February 17, 2005 at the Board Room, 20th floor, Shinawatra 1 Tower, 414 Paholyothin Road, Samsennai, Payathai, Bangkok 10400 as the following matters:

1. Certified the Minutes of the Board of Directors' Meeting No. 1/2005 held on January 25, 2005.

2. Notified the resignation of Mr. Chow, Wing Keung Lucas, director of the Company, and appointed Ms. Jeann Low Ngiap Jong, the representative director of Singapore Telecom Company, to replace Mr. Chow, Wing Keung Lucas who resigned from the Company's director.

3. Approved the balance sheet, statement of income and cash flow statements for the year 2004 ended December 31, 2004.

4. Approved the appointment of auditors of PricewaterhouseCoopers ABAS Limited to be the Company's auditors for the year ended 2005 as follow:

   - Mr. Prasan Chuapanich CPA. No. 3051
   - Ms. Nangnoi Charoenthavesub CPA. No. 3044
   - Mrs. Suwannee Bhuripanyo CPA. No. 3371
   - Mr. Prasit Yuengsrikul CPA. No. 4174

   One of these persons will be responsible for auditing and giving comments on the Company's financial statements. The auditors' remuneration for quarterly and yearly auditing shall not exceed Baht 4.15 million.

5. Approved the dividends payment for the second half of 2004 (July 1 - December 31, 2004) to shareholders at Baht 2.60 each, totaling about Baht 7,659 million. The closing date of register book to determine the right to receive dividend will be on March 10, 2005, at 12.00 noon and the payment date will be on April 11, 2005. Provided that, the treasury stock is not entitled to receive the dividends.

   The Company's dividends payment of the entire year 2004 (including the interim dividend payment paid from the operating results in the first haft of 2004 at Baht 2.15 per share) is accounted to be Baht 4.75 per share, or totally about Baht 13,984 million.

6. Approved the appointment of directors and determined the directors' remuneration for 2005 as follows;

6.1 The retiring directors due to cease of their terms are as follows:

- Mr. Paiboon Limpaphayom (Ph.D.) Chairman of the Board of Directors
- Mrs.Siripen Sitasuwan Director
- Ms. Jeann Low Ngiap Jong Director
- Mr. Lim Chuan Poh Director

6.2 The retiring directors having been re-appointed are as follows:

- Mr. Paiboon Limpaphayom (Ph.D.) Chairman of the Board of Directors
- Mrs.Siripen Sitasuwan Director
- Ms. Jeann Low Ngiap Jong Director
- Mr. Lim Chuan Poh Director

6.3 The members of the Board of Directors shall be as follows:

- Mr. Paiboon Limpaphayom (Ph.D.) Chairman of the Board of Directors
- Mr. Boonklee Plangsiri Director
- Mr. Somprasong Boonyachai Director
- Mrs.Siripen Sitasuwan Director
- Mr. Lim Chuan Poh Director
- Ms. Jeann Low Ngiap Jong Director
- Mrs. Tasanee Manorot Director
- Mr. Suphadej Poonpipat Director
- Mr. Arun Churdboonchart Director
- Mr. Boonchoo Direksathapon Director

6.4 The authorized signatories are as follows:

"Mr. Boonklee Plangsiri, Mr. Somprasong Boonyachai, and Mrs. Siripen Sitasuwan any two of these three directors jointly sign with the Company's seal affixed."

6.5 Approved the directors' remuneration for the fiscal year 2005 not exceeding of Baht 10,000,000. The determination of directors' remuneration for 2005 will be proposed to the 2005 Annual General Meeting of shareholders for further approval.

7. Approved the issuance and offering of warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant IV).

The objective of the ESOP is to compensate and motivate the directors and employees to perform their duties in the best interests of the Company. This should in turn bring about long-term benefit to the Company, as well as retain them with the Company.

The overall program consists of 5 plans during a period of 5 years. The Company will issue and offer warrants to directors and employees of the Company once a year, for 5 consecutive years. The terms of warrants issued each year will not exceed 5 years from the date of issuance, while other details of warrants will be similar for all five issuance. The Company has issued and offered ESOP for the first, the second and the third issuances in 2002, 2003 and 2004 respectively

For the fourth issuance, the Board of Directors resolved to approve the issuance and offering of warrants of 9,794,800 units to directors and employees of the Company and the allocation of 9,794,800 ordinary shares, at the par value of Baht 1 each, equivalent to 0.33 percent of the total paid-up capital of the Company, to reserve for the exercise of the warrants. The details of the terms and conditions are shown in Attachment 1.

8. Approved the allocation of 9,794,800 new ordinary shares, at the par value of Baht 1 each, from the remaining 2,033.41 million unallocated shares to reserve for the exercise of warrants under the ESOP Grant IV. **(See Attachment 2)**

Other related details and conditions as well as taking necessary and appropriated actions in connection with the allocation of such new ordinary shares under the ESOP, including the listing of such new ordinary shares on the Stock Exchange of Thailand will be determined at the discretion of the Executive Committee or the designated person by the Board of Directors.

9. Approved, with consent from the Remuneration Committee, the allocation of warrants to the Company's directors and employees who are eligible for the warrants of exceeding 5% of the total ESOP Grant IV. These directors and employees are:

Name	Number of Allocated Warrants	Percent of Total Warrants
1. Mr. Somprasong Boonyachai	735,500	7.51
2. Ms. Yingluk Shinawatra	650,000	6.64
3. Mrs. Suvimol Kaewkoon	580,000	5.92
4. Mr. Vikrom Sripratak	500,000	5.10
5. Mr. Kittsanan Ngamphathipong	500,000	5.10

10. Approved the allotment of 620,000 additional ordinary shares, at the par value of Baht 1 each, from the remaining 2,033.41 million unallocated shares to be reserved for exercising the right in pursuance of the ESOP warrants Grant 1, 2, and 3 due to entering into the terms and conditions of the Prospectus.

    Regarding the dividends payments of the company for the second half of 2003, the first half of 2004, and the second half of 2004 (total 3 times), the Company has approved dividends payments in excess of 50% of net profit after income tax. This has affected the exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to directors and employees of the Company (ESOP) Grant I, II, and III, as stated in the Prospectus. The ESOP warrant holders' rights shall not be decreased.

    The Company, therefore, will allot 620,000 additional shares to be reserved for the new exercise ratio of ESOP Grant I, II and III, which will be comprised of 220,000 shares for Grant 1, 250,000 shares for Grant 2, and 150,000 shares for Grant 3. **(See Attachment 2)**

11. Approved the holding of the 2005 Annual General Meeting of Shareholders on March 30, 2005 at 14.00 a.m. at the Auditorium Room, 9th Floor, Shinnawatra Tower 3, Viphavadee Rangsit Road, Jatujak, Bangkok. The agenda to be considered and approved in the meeting are as follows;

    Agenda 1 Matters to be informed;

    Agenda 2 To certify the Minutes of the Annual General Meeting of Shareholders 2004 held on April 23, 2004.;

    Agenda 3 To consider and certify the results of operation for the year 2004;

    Agenda 4 To consider and approve the balance sheet, statement of income and statement of cash flow for the year 2004 ended December 31, 2004;

    Agenda 5 To consider and approve the appointment of the Company's auditors and determine the auditors' remuneration for the year ended 2005;

Agenda 6 To consider and approve dividend payment to the shareholders for the fiscal year 2004;

Agenda 7 To consider and approve the appointment of directors and determine the directors' remuneration for 2005;

Agenda 8 To consider and approve the issuance and offering of warrants of 9,794,800 units to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant IV);

Agenda 9 To consider and approve the allocation of 9,794,800 new ordinary shares, at par value of Baht 1 each in order to reserve for the exercise of warrants under the ESOP Grant IV;

Agenda 10 To consider and approve the allocation of warrants to directors and employees who are eligible for the warrants exceeding 5 percent of the ESOP Grant IV as follows:

Name	Number of Allocated Warrants	Percent of Total Warrants
1. Mr. Somprasong Boonyachai	735,500	7.51
2. Ms. Yingluk Shinawatra	650,000	6.64
3. Mrs. Suvimol Kaewkoon	580,000	5.92
4. Mr. Vikrom Sripratak	500,000	5.10
5. Mr. Kittsanan Ngamphathipong	500,000	5.10

Agenda 11 To consider and approve the allotment of 620,000 additional ordinary shares, at par value of Baht 1 each, reserved for exercising the right in pursuance with the ESOP warrants Grant 1, 2, and 3 due to the entering into terms and conditions of the Prospectus.

Agenda 12 To consider other matters (if any)

The Company will close the share register book to determine the shareholders who are eligible to attend and vote in the Annual General Meeting of Shareholders for 2005 from March 10, 2005 at 12.00 noon until the Annual General Meeting of Shareholder for 2005 is adjourned.

Advanced Info Service Public Company Limited

Details of the program regarding the issuance and offering of warrants to purchase ordinary shares to directors and employees of the Company (Employee Stock Option Plan - ESOP) Grant IV

1. Objectives and necessities of offering securities to directors and employees of the Company

The objective of the ESOP is to compensate and motivate the directors and employees to perform their duties in the best interests of the Company. This should in turn bring about long-term benefit to the Company, as well as retain them with the Company.

The overall program consists of 5 plans during a period of 5 years. The Company will issue and offer warrants to directors and employees of the Company once a year, for 5 consecutive years. The terms of warrants issued each year will not exceed 5 years from the date of issuance, while other details of warrants will be similar for all five issuance. The warrant issuance and allocation each year are subject to approvals of the Board of Directors and Shareholders' meetings.

Grant I: The amount of warrants to be issued and offered in 2002 is 14,000,000 units, implying that 14,000,000 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.48 Percent of the paid-up capital of the Company.

Grant II: The amount of warrants to be issued and offered in 2003 is 8,467,200 units, implying that 8,467,200ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.29 Percent of the total paid-up capital of the Company.

Grant III: The amount of warrants to be issued and offered in 2004 is 8,999,500 units, implying that 8,999,500 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.31 Percent of the total paid-up capital of the Company.

The amount of warrants to be issued and offered in this year 2005 is 9,794,800 units, implying that 9,794,800 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.33 Percent of the total paid-up capital of the Company. Total amount of ordinary shares reserved for the exercise of warrants under the ESOP Grant I, II, III and IV are equivalent to 1.41 Percent of the total paid-up capital of the Company. Details of warrants particular to ESOP Grant IV as set out below will be proposed to the shareholders' meeting. Meanwhile, the Company expects to use the proceeds from the exercise of rights pursuant to warrants as working capital.

2. Preliminary Details of Warrants in the Second Year Program

Type of Warrants	Warrants to purchase the Company's ordinary shares, in registered form and non-transferable unless by hereditary or beneficiary transfer as specified in Clause 3.4.3 (hereinafter referred to as **"warrant"**)
Total Number of Warrants to be Offered	9,794,800 units
Offering Price per Unit	Baht 0 (zero Baht)
Offering Period	The offering shall be completed within one year from the date on which the program is approved by the SEC.
Terms	5 years from the issue and offer date.
Reserved Shares	9,794,800 shares (at the par value of Baht 1), or 0.33 of the total paid-up shares.

Warrant Allocation Method: Allocation of warrants to the Company's directors and employees and not offering through the intermediary.

Exercise Ratio: One warrant per one ordinary share

Exercise Price: The weighted average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the day of Shareholders' Meeting 2005.

Issuing and Offering Date: The Company's Executive Committee will determine the date of issuing and offering of warrants.

Exercise Period: The Company's directors and employees could exercise the rights of the warrants to purchase the Company's ordinary shares as shown in the following details:

First Year: Directors and employees are entitled to exercise one-third of their allocated warrants to purchase ordinary shares one year after the warrants are issued to them, until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable in the next of exercise right.

Second Year: Directors and employees are entitled to exercise one-third of their allocated warrants to purchase ordinary shares two years after the warrants are issued to them, until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable in the next exercise of right.

Third Year: Directors and employees are entitled to exercise the remaining of their allocated warrants to purchase ordinary shares three years after the warrants are issued to them, until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the last exercise of right.

Rights and Interests Other than those Normal Rights and Interests from Ordinary Shares: -None-

3. Other Principle and Conditions for Exercise of Warrants

3.1 Exercise Period of Warrants A holder of the warrant certificate who wishes to exercise their rights to purchase ordinary shares of the Company is required to submit an exercise notice with the Company between 9.00 a.m. and 4.00 p.m. within five business days prior to each exercise date,

except for the last exercise period the exercise notice must be submitted during 15 days prior to period of the Last Exercise Period.

Ordinary shares purchased in every exercise of warrants will be in whole number of a trading unit on the main board of the Stock Exchange of Thailand, except for the exercise of rights for the last exercise period.

3.2 Exercise Date and Time: Between 9.00 a.m. and 4.00 p.m. of the last business day of every month, **("Exercise Date")** except for the last exercise period the exercise date will be during five business days prior to the expired date.

3.3 Qualifications of Directors and Employees Eligible for Warrant Allocation

3.3.1 Any director or employee of the Company with a minimum of one year of service, and not an employee who is sent from a joint venture on a temporary term-basis operation;

3.3.2 Any selected director or employee who is beneficial to the Company (as the case may be);

3.3.3 In the case of any exception not pursuant to Clauses 3.3.1 and 3.3.2, it will be proposed to the meeting of Executive Committee for special consideration; and

3.3.4 The number of warrants as determined by the Company allocated to the respective directors and/or employees of the Company will not necessarily be in the same amount, but will be varied based on the position, work experience, years of service, performance and potential, as well as benefits providing to the Company.

3.4 Warrant Allocation Obligations between the Company and Directors and Employees of the Company

3.4.1 If any director of the Company vacate of office or any employee retire from the Company pursuant to the Company's work rules, prior to exercising the rights under the warrants, such vacated directors or retired employee are entitled to exercise their warrants until the term of warrants.

3.4.2 If any director or employee resign from the Company due to the Company's order of transfer, such director or employee are entitled to exercise their warrants until the term of warrants.

3.4.3 If any director or employee is no longer a director or employee of the Company by reason of decease, disappearance, infirmity, or incompetent, such warrants shall then pass on to the person named as executor or beneficiary of the deceased, disappeared, infirm, or incompetent director or employee, as the case may be. That person will be entitled to exercise those warrants to purchase ordinary shares of the Company until the term of warrants.

3.4.4 If any director resign from the Company prior to expiration of the term of office or any employee resign from the Company for any reason other than as specified in Clauses 3.4.1, 3.4.2, or 3.4.3 above, such director and employee shall be entitled to exercise their warrants to purchase ordinary shares of the Company only the allowed portion within three months after such director and employee resigned from their offices. Alternatively, the executive committee is entitled to determine in the appropriate respect.

Remaining warrants which any director or employee is unable to exercise for any of the reasons as stipulated in Clause 3.4.4 shall be submitted to the Company for cancellation.

3.5 In Case of Un-Exercise of Warrants If directors or employees of the Company do not exercise all or some of warrants and terms of warrants are expired, it is deemed that the directors or employees waive their rights on such un-exercised warrants. In this respect, such directors or employees shall not be entitled to claim any compensation from the Company.

3.6 Assistance from the Company in Respect of Sources of Funds for Directors and Employees

-None-

3.7 Right Adjustment The Company may reserve additional common shares if the circumstances stipulated in the notification of the Securities and Exchange Commission, relating to the offer for sale of warrants to purchase common shares, occur and cause the adjustment of the rights pursuant to warrants.

In the case of the rights adjustment of the ESOP that required more additional shares than the reserved shares, the company shall seek for approval from shareholders, in the next shareholder meeting. Should the warrants expire sooner than the next shareholder meeting, the company shall bring the matter to the shareholder meeting as soon as possible.

4. Effects upon Shareholders from Issuance of Warrants and Offer for Sale to Directors and Employees of the Company on this Occasion

4.1 Effects upon Price Dilution due to the Exercise of Rights to Purchase Shares by Directors and Employees

The exercise price is determined as the weighted average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the day of shareholders' meeting, which closes to the market price, the issuance and offering of warrants will not create any effect upon price dilution.

However, effects upon price dilution due to the exercise of rights to purchase shares by directors and employees will be subject to the market price of the Company's shares on the day that new shares from the exercise of rights by directors and employees start trading in the Stock Exchange of Thailand.

4.2 Effects upon Existing Shareholders due to Reduced Ownership Ratio or Control Dilution in case Warrants are Exercised by All Directors and Employees as Calculated from the Presently Paid-up Capital:

Number of the total issued shares = 2,945,822,894 shares (at a par value of Baht 1 each)

Number of all shares from warrant exercise = 9,794,800 shares (at a par value of Baht 1 each)

Total number of shares after exercise of right = 2,955,617,694 shares (at a par value of Baht 1 each)

Ratio of the existing shareholders after = 99.67 exercise of warrants

4.3 The Amount of Reserved Shares for Exercise of Warrants Allocated to Directors and Employees at the Rate not Exceeding 5 of the Total Issued Shares on the Date of Applying for Approval of the Office

Number of the total issued shares = 2,945,822,894 shares (at a par value of Baht 1 each)

Number of reserved shares for the exercise of warrant shares to be allocated to directors and employees = 9,794,800 shares (at a par value of Baht 1 each)

Ratio of reserved shares to total issued shares = 0.33 of the total issued shares

4.4 The List of All Directors (of the Company and its subsidiaries) to Be Allocated Warrants and Employees who are eligible to be allocated Warrants at the Rate Exceeding 5 of Warrant to Be Issued and Offered

Name	Number of Allocated Warrants (Units)	Percent of Total Allocated Warrants
1. Mr. Somprasong Boonyachai Director and Chairman of the Executive Committee - Wireless Communications	735,500	7.51
2. Ms. Yingluck Shinawatra President - Wireless Communications	650,000	6.64
3. Mrs.Suwimol Kaewkoon Chief Customer Champion & Terminal Business Officer	580,000	5.92
4. Mr. Vikrom Sriprataks Chief Technology Officer	500,000	5.10
5. Mr.Kittsanan Ngamphathipong Executive Vice President - Marketing	500,000	5.10
6. Mrs. Arpattra Sringkarrinkul Director of Subsidiaries and Executive Vice President - Information System Support	412,000	4.21
7. Mrs. Aphivan Saipradit Director of Subsidiaries and Managing Director Advanced Datanetwork Communication Co.Ltd.	76,100	0.78
8. Mr. Suthichai Cheunchoosil Director of Subsidiary and Assistant Vice President - Enterprise Business	72,300	0.74

Note: *The amount of warrants to be issued and offered will be 9,794,800 units.*

4.5 Ordinary shares issued under the warrants exercised shall have the same rights and status as ordinary shares previously issued by the company in all respects.

5. Description and Conditions of Warrants

Warrants issued and offered to directors and employees of the Company shall be subject to rules and conditions pursuant to the Securities and Exchange Commission Notification No. GorJor. 36/2544 Re: Offering of Newly Issued Securities to Directors or Employees dated October 19, 2001

Warrant holders are liable to pay taxes and duties pursuant to the Revenue Code and relevant laws in exercising their rights to purchase ordinary shares.

After the Last Exercise Period, remaining warrants shall be deemed invalid and cannot be further exercised in any case.

6. Rights of Shareholders in Opposition of Offering for Sales of Warrants to Directors or Employees pursuant to Notification of the SEC No. GorJor. 36/2544 dated October 19, 2001

Pursuant to Clause 14 of the Notification of the SEC No. GorJor. 36/2544 dated October 19, 2001, the issuance and offering of warrants to directors or employees shall to be approved by the Shareholders' Meeting with votes of not less than three quarters of all votes of shareholders attending the meeting and having the right to vote and must not be opposed by shareholders with an aggregate number of shares exceeding 10 of all votes of shareholders attending the meeting.

In case of issuance and offering warrants to any director or employee at the rate exceeding five of all warrants offered pursuant to Clause 15 (2) of the Notification of the SEC above, the Shareholders' Meeting will consider the offer for sale with approval on an individual basis and the resolution must have not less than three quarters of all votes of shareholders attending the meeting and

having the right to vote and must not be opposed by shareholders with an aggregate number of shares exceeding 5 of all votes of shareholders attending the meeting.

7. List of Directors and Employees Eligible to be Allocated Warrants at the Rate Exceeding Five of All Warrants

Name	Position	Number of Allocated Warrants (Units)	Percent of Total Allocated Warrants
7.1 Mr. Somprasong Boonyachai	Director and Chairman of the Executive Committee - Wireless Communications	735,500	7.51
The number of times attending the meetings and not attending the meetings of the director during the past year Advanced Info Service Public Company Limited *No. of meetings 5 times Attending 5 times Not attending - times*			
7.2 Ms. Yingluck Shinawatra	President - Wireless Communications	650,000	6..64
The number of times attending the meetings and not attending the meetings of the director during the past year Advanced Datanetwork Communication Company Limited *No. of meetings 5 times Attending 5 times Not attending - times*			
7.3 Mrs.Suwimol Kaewkoon	Chief Customer Champion & Terminal Business Officer	580,000	5.92
7.4 Mr. Vikrom Sriprataks	Chief Technology Officer	500,000	5.10
The number of times attending the meetings and not attending the meetings of the director during the past year Digital Phone Company Limited *No. of meetings 4 times Attending 4 times Not attending - times*			
7.5 Mr.Kittsanan Ngamphathipong	Executive Vice President - Marketing	500,000	5.10

The total amount of warrants to be issued and offered will be 9,794,800 units. Furthermore, the exercise price will be determined as the weighted average closing price of the Company's shares traded in the Stock Exchange of Thailand during the period of 30 days prior to the day of Shareholders' Meeting. Such persons mentioned in Clause 7.1 - 7.5 will not receive cash benefits when calculated from the difference between the offer price (including the exercise price) and the market price.

Opinion of the AIS Remuneration Committee

February 11, 2005

To : Board of Directors of Advanced Info Service Public Company Limited

Whereas the Board of Directors Meeting of Advanced Info Service Public Company Limited has passed a resolution to appoint the Remuneration Committee for the ESOP Program, consists of Mr. Paiboon Limpaphayom (Ph.D.) as the Chairman of the Remuneration Committee, Mr. Boonklee

Plangsiri and Mr. Arun Churdboonchart as members of the Remuneration Committee to approve the names of directors, employees of the Company and subsidiaries who will be entitled to receive warrants to exercise to company's ordinary shares exceeding 5 (five) percent of the program, in order to comply with the notification of the Securities and Exchange Commission No. Gor. Jor. 36/2544 regarding the offering of the newly issued securities to directors or employees.

The Remuneration Committee for ESOP Program has considered and approved to allocate the warrants to exercise to company's ordinary shares exceeding 5 (five) percent of the program to each of the following directors and employees of Advanced Info Service Public Company Limited and subsidiaries respectively, totally 5 (five) persons:

Director/Employee	**No. of Warrants Allocated (Units)**	**% of the Program**
1. Mr. Somprasong Boonyachai	735,500	7.51
2. Ms. Yingluck Shinawatra	650,000	6.64
3. Mrs. Suwimol Kaewkoon	580,000	5.92
4. Mr. Vikrom Sriprataks	500,000	5.10
5. Mr. Kittsanan Ngamphathipong	500,000	5.10

The Grounds, Necessity and the Benefits to the Company

The Remuneration Committee for ESOP Program has the opinion that the above 5 directors and the employees have high knowledge, ability, accountability and excellent performance. Furthermore, they are honest with loyalty to the Company and perform their duty for the highest benefits of the Company all along. The warrant allocation for this ESOP program would motivate more efficient performance of the directors and employees which would finally result in good operating results of the Company. Details of the position, the start date joining the company and the benefits that these directors and employees have made to the Company are herewith attached.

Capital Increase Report Form

Advanced Info Service Public Company Limited

February 17, 2005

We, Advanced Info Service Public Company Limited (the "**Company**"), hereby report on the resolution of the Board of Directors No. 2/2005, held on February 17, 2005 in respect of a share allotment as follows:

1. Capital increase

The Board of Directors has approved the allotment of 10,414,800 unissued ordinary shares, at the par value of Baht 1 each, totaling Baht 10,414,800, to reserve for the exercise of warrants to be issued to the Company's directors and employees under ESOP Grant I, II, III and IV.

2. Allotment of new shares

The Board of Directors has resolved to allocate 10,414,800 unissued ordinary shares, at the par value of 1 Baht each, totaling 10,414,800 Baht, to reserve for the exercise of warrants to be issued to the Company's directors and employees under ESOP Grant I, II, III and IV. The allotment will be proposed to the shareholders for consideration and approval, details as follows:

2.1 The details of the allotment

Allotted to	Number (shares)	Ratio (old : new)	Exercise price per share (Baht)	Subscription and payment period	Note
Existing Shareholders	-	-	-	-	-
General public	-	-	-	-	-
Other persons *(specify)*	-	-	-	-	-
To reserve for the exercise of the warrant issued to directors and employees (ESOP Grant I, II and III), due to the adjustment as stated in the Prospectus, approximately totaling 620,000 shares divided by					
Grant I	220,000	1.01751	47.147	-	-
Grant II	250,000	1.01751	42.634	-	-
Grant III	150,000	1.00484	91.348	-	-
To reserve for the exercise of the warrant issued to directors and employees (ESOP Grant IV)	9,794,800	1:1	Exercise price is the weighted average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the day of Shareholders' Meeting.	-	-

<u>Note</u> The details of the ESOP Grant 4 are shown in <u>Attachment 1</u>.

The Executive Committee or the person (s) designated by the Board of Directors are authorized to determine other related details and conditions as well as taking necessary and appropriated

actions in connection with the issuance of the warrants, including seeking approvals from the competent authorized authorities.

2.2 The Company's plan in case there is a fraction of shares remaining

-None-

2.3 The remaining unallocated shares

The remaining unissued shares are 2,022,992,909 shares with par value of 1 Baht each, totaling 2,022,992,909 Baht.

3. Schedule for Shareholders Meeting to approve the capital increase/ allotment

The 2005 Annual General Meeting of Shareholders will be held on March 30, 2005, at 14.00 a.m. at the Auditorium Room, 9th Floor, Shinnawatra Tower 3, Viphavadee Rangsit Road, Jatujak, Bangkok. The Company will close the share register book from March 10, 2005 at 12.00 noon in order to determine the rights of shareholders to attend and vote, until adjournment of the meeting.

4. Approval of the capital increase/ share allotment by relevant governmental agency and conditions thereto (if any)

The Company will register the increase of paid-up capital at the Ministry of Commerce when the warrants are exercised to ordinary shares and seek approvals from the Stock Exchange of Thailand to list such newly issued ordinary shares as listed securities and trading in the Stock Exchange of Thailand.

5. Objectives of the capital increase and plans for utilizing proceeds received from the capital increase

The Company will use the proceeds from exercise of warrants as its working capital.

6. Benefit to the Company from the capital increase/ share allotment:

The objective of the ESOP is to compensate and motivate the directors and employees to perform their duties in the best interests of the Company. This should in turn bring about long-term benefit to the Company, as well as retain them with the Company.

7. Benefit to the shareholders from the capital increase/share allotment:

The objective of the ESOP is to compensate and motivate the directors and employees to perform their duties in the best interests of the Company. This should in turn being about long-term benefit to the Company, as well as retain them with the Company, resulting in improvement of the Company's performance.

The newly issued shares from exercise of warrants will have the same rights as that of the increased shares, previously issued, and be entitled to receive dividends from the date that their name are listed in the share register book submitted to the Ministry of Commerce.

8. Other details necessary for shareholders to approve the capital increase/share allotment:

Regarding the dividends payments of the company for the second half of 2003, the first half of 2004, and the second half of 2004 (total 3 times), the Company has approved dividends payments in excess of 50% of net profit after income tax. This has affected the exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to directors and employees of the Company (ESOP) Grant I, II, and III, as stated in the Prospectus. The ESOP warrant holders' rights shall not be decreased.

The Company, therefore, will allot 620,000 additional shares to be reserved for the new exercise ratio of ESOP Grant I, II and III, which will be comprised of 220,000 shares for Grant 1, 250,000 shares for Grant 2, and 150,000 shares for Grant 3.

9. Action plan after the Board of Directors of the Company passed a resolution approving the capital increase or allotment of new shares:

Date	Actions
February 17, 2005	Board of Director's Meeting for resolution to issue warrants to the directors, employees and advisers of the Company as well as allotment of new shares for supporting the exercise of the warrants to purchase the ordinary shares.
February 17, 2005	Notify the Stock Exchange of Thailand of the resolution of the Board of Directors Meeting.
March 10, 2005	Close the shareholder register book for suspension of share transfer for the right to attend the Annual General Meeting of Shareholders for the year 2005
March 30, 2005	The holding of the Annual General Meeting of Shareholder for the year 2005
Within April 2005	Submit the Application for issuance and offer of the warrants to the Office of the Securities and Exchange Commission
Within May 2005	The Office of the Securities and Exchange Commission will inform the company about the result of consideration of the application within 45 business days of the date the Securities and Exchange Commission has received the completed documents

The Company hereby certifies that the information contained in this report form is true and complete in all respects.

Summary Translation Letter
To the Stock Exchange of Thailand
February 17, 2005

Management's Discussion and Analysis

Overview

14.7% increased in subscribers, pretax profit rose 18% mainly from an increase in total revenue and a decrease in SG&A

As at the end of year 2004, the company and its subsidiaries ("The Group") registered the total of 15,184,000 mobile phone subscribers, comprising of 2,120,300 GSM advance and GSM 1800 subscribers and 13,063,700 One-2-Call! subscribers. It represented an increase of 1,944,800 subscribers or 14.7% from the total of 13,239200 subscribers as at year-end 2003, presenting the decreasing growth rate when compared with a 24.2% rise in 2003.

The Group's market share fell slightly to 57.1%, a 2.9% drop from a year before. This was due to the Group's strategy not to tap into price-sensitive segment of the market that competitors were targeting. The Group's objective is on sustainable revenues and profitability rather than market share of subscribers. In order to retain subscribers, The Group has introduced a number of measures including segmentation strategies reflected in service offerings and customer services of The Group. In additions, The Group remains focus to the core values of the mobile service business which are quality and coverage of the network.

Improved profitability was a result of retaining and attracting high-quality customers. We managed to improve our margin during the year 2004 evidenced by 18% growth in our pretax profit due mainly to:

1. Growth of total revenues at 8% principally from 14% growth on service revenue.
2. A decrease in selling and administrative expenses.

Net profit rose only 9.3% due to a 41% rise on corporate income tax

However, our net profit grew at 9.3% from Baht 18,529 million to Baht 20,258 million due to 41% rise in corporate income tax. Note that during 2003, The Group paid lower tax due to loss carried forward in a subsidiary company – Digital Phone Company Limited.

Total Revenue

Services and equipment rentals have been our primary source of income, which includes revenues associated with the mobile telecommunication business, data network communication services (Datakit Virtual Circuit Switch), and the provision of call centre services.

Revenues classified by nature of activities

	2003		2004	
	Million Baht	%	Million Baht	%
Revenues from services and equipment rentals				
Mobile phone	73,337	82.0	83,912	87.0
Data Communications	392	0.4	477	0.5
Call Centre	21	0.0	6	0.0
Total	73,750	82.4	84,395	87.5
Sale revenues				
Handsets	15,735	17.6	12,032	12.5
Data Communications	7	0.0	10	0.0
Total	15,742	17.6	15,742	12.5
Grand Total	89,492	100.0	96,437	100.0

- Revenue from services and equipment rentals

Higher service revenue resulted from an increase in subscribers

Revenues from mobile phone services, the main contributor to our service and equipment rental incomes, increased from Baht 73,337 million in 2003 to Baht 83,912 million in 2004, an increase of 14.4%. As a result of continuous expansion of mobile phone users and marketing efforts, The Group's revenue showed a strong growth from previous year. Throughout the year of 2004, The Group developed new services such as "Calling Melody" as well as the attractive service offerings such as the notable "Sawasdee" and "Freedom Choice's" scheme - which address specific needs on airtime packages and charge options suitable for different segments of the market. Besides, the company has emphasised on customer relationships by providing the program suitable for each customer lifestyle.

Total revenue of 2003 align with financial statements equals to Baht 89,644 million over Baht 152 million than the figure shown above. This is owing to that auditor reclassified other operating incomes to be grouped together with revenues from services and equipment rentals for comparative purpose.

Breakdown of subscribers and Average Revenue Per User (ARPU)

	New subscriber additions				Consolidated Subscribers				ARPU (Baht/month)			
	NMT 900	GSM Advance	One-2-Call!	GSM 1800	NMT 900	GSM Advance	One-2-Call!	GSM 1800	NMT 900	GSM Advance	One-2-Call!	GSM 1800
2003	(3,400)	(317,900)	2,987,600	(89,600)	-	1,915,800	11,123,800	199,600	-	1,187	341	1,102
2004	-	32,100	1,939,900	(27,200)	-	1,947,900	13,063,700	172,400	-	1,233	359	1,104

The above figures revealed a growth of One-2-Call! subscribers from 11.1 million subscribers in 2003 to 13.1 million subscribers at the end of 2004.

Average revenue per user (ARPU) of GSM advance, One-2-Call! and GSM 1800 in 2004 increased to Baht 1,233, Baht 359 and Baht 1,104 respectively. These figures showed an increase from the previous year driven by higher usage on voice and value added service (VAS). The Group has introduced varieties of new value-added services and attractive promotion campaigns apt to customer behavior of each segment.

- Revenue from sales

Lower sales volume and cheaper sales price resulted in lower sales revenue

Handset and accessory sales accounted for a majority of revenues from sales. In 2004, declined sales volumes pushed the Group's handset revenues down to Baht 12,032 million from Baht 15,735 million in 2003. The decrease in handset revenues was driven by lower sales volumes as well as lower selling price per unit, affected by an intense competition in handset sales and rapidly growing second-hand handset sales (not The Group's products).

Total Cost

Total cost constitutes cost of services and equipment rentals, concession fee and excise tax and cost of sales. In 2004 The Group incurred Baht 52,996 million of total cost, rising by 7.2% from Baht 49,419 million in 2003.

- Cost of services and equipment rentals

Cost of Services and equipment rentals increased due to higher amortisation

Cost of services and equipment rentals was Baht 22,415 million in 2004 which rose by 15.8% from Baht 19,352 million in 2003. The increment was due primarily to higher network amortization resulting from continued expansion of mobile service network.

- Concession fee and excise tax

The increment in concession fee and excise tax was in-line with the rise in revenue from mobile services. Concession fee and excise tax were Baht 19,970 million in 2004 and Baht 17,726 million in 2003.

Gross profit margin calculated from service and equipment rental revenues stood at 49.8% in 2004 and 49.7% in 2003.

- Cost of Sales

Handset and accessory costs were major components in cost of sales. In 2004, cost of sales accounted for Baht 10,611 million, reflecting a continued reduction from Baht 12,341 million in 2003.

Gross profit margin calculated from sales revenues was 11.9% in 2004, a decrease from 21.6% in 2003. The reason of the significant decline in gross profit ratio was due to the lower of average selling price, affected by more intense competition in handset sales. In addition, various new models of handsets were offered at an accelerated speed, resulting in quicker obsolescence of handsets.

Selling and Administrative expenses

SG&A decreased mainly from a decrease in bad debt and allowance for doubtful account, but an increase in marketing spending

The Group recorded a lower selling and administrative expenses from Baht 12,320 million in 2003 down to Baht 11,028 million in 2004 (or a 10.5% decrease year-on-year). The decline in SG&A of year 2004 was principally resulted from:

1. In 2004, The Group presented a sharp fall of Baht 1,512 million or 67% in bad debt and allowance for doubtful account due mainly to the Group's efforts in strengthening collection performance. On the other hand, marketing expense rose by Baht 312 million or up 10%. However, the marketing expense as a percent of total revenue was 3.6% in 2004, the same rate as that of 2003.
2. During 2003, a subsidiary wrote off Baht 294 million in technology obsolescence of network equipments, and loss from network equipment Baht 598 million. This write-off involved site preparation and network installation expenses relating to base stations, which were not operated owing to network optimisation.

Interest expenses

The Group showed a decrease in interest expenses from Baht 2,579 million in 2003 to Baht 2,129 million in this year, resulting from debenture redemption of Baht 8,000 million, loan repayment of Baht 1,970 million and prepayment in syndicate loan of Baht 2,957 million.

Income Tax

Higher income tax for YE04 resulted from a growth in total revenue and fully utilized tax shield from loss carried forward in 2003

In 2004 the income tax expense considerably increased to Baht 10,601 million compared to that of 2003. The increment resulted from a growth in pre-tax profits due to the fact that:

1. In 2004 the Group achieved 7.8% growth in total revenues growth. The company, moreover, gained a tax-refund from FY2001 concession fee of prepaid revenues, as a result of concession fee calculation from the percentage of scratch card sales

instead of that of usage revenues, after the company received the confirmation of correspondence from the Revenue Department.

2. In 2004 a subsidiary had fully utilised tax shield from loss carried forward in a subsidiary as mentioned above.

Net Profit

The Group's net profit increased from Baht 18,529 million in 2003 to Baht 20,258 million in 2004 (or an increase of 9.3%) as the reasons mentioned above.

Financial Position

1. Assets

Total Asset decreased by 3% from YE03

As of year-end 2004 our total assets amounted to Baht 121,168 million, a 3.0% lower from Baht 124,949 million as of year-end 2003. Current assets accounted for 15.8% of total asset while non-current assets stood at 84.2%. Details of major items therein are as follows:

- Cash & cash equivalents

Cash and cash equivalents outstanding as of year-end 2004 were Baht 9,449 million increased by Baht 812 million from Baht 8,637 million as of year-end 2003 The increase in this year-end balance was due to net cash receipts from operating activities over net cash payment from investing activities and from financing activities. During 2004 we had upstream of service incomes from mobile phone together with lower of network investments.

- Trade account receivables - net

Net trade account receivables totalled Baht 5,761 million as of year-end 2004, rose by Baht 302 million or 5.5% from Baht 5,459 million as of year-end 2003. The increase in share of prepaid in service revenues and the implementation in 2002 of temporary service suspension based on subscriber's payment patterns were the factors, which also supported the minute increase in net account receivable figures despite the meaningful growth in total revenues. The improvement in trade account receivables turnover from 11.07 times in 2003 to 14.49 times in 2004 also implied an effective collection cycle.

- Inventories - net

As of year-end 2004, inventory level equalled to Baht 1,037 million slightly increased from Baht 1,027 million in 2003. And inventory turnover was 10.28 as at year-end 2004 improving from 8.26 as of year-end 2003. The improvement reflected an efficient inventory policy; however, it is necessary to reserve higher provision for obsolete handset inventories subject mainly to their varieties in brand and model easily out of date.

- Other current assets

As of year-end 2004, other current assets stood at Baht 2,382 million, increased by Baht 572 million from year-end 2003's level at Baht 1,811 million. The incremental level mainly came from A/R-Other and prepaid expense amounting Baht 244 million and Baht 210 million respectively.

- Property and equipment

Our property and equipment – net for year-end 2004 equalled to Baht 11,618 million decreased by Baht 502 million from year-end 2003's level at Baht 12,120 million due to depreciated and amortised recognition superior than new investments.

We undertake our asset assessments and review any possibility of asset value impairment every year in order to properly adjust the relevant book value. The effort is aimed to make our balance sheet reflect, as closely as possible, the true economic value of those assets.

- Assets under concession agreements

Investment costs of the cellular network are the main items under the concession agreements. As of year-end 2004, the net assets under the concession agreements totalled Baht 75,658 million, a decline from Baht 78,549 million recorded as of year-end 2003. The reduction was due principally to less investments in network equipment compared to previous year's, including more amortized recognition in this period.

2. Liabilities

'otal liabilities declined from YE03 18 % resulted from payment 'f L/T-Debenture and of L/T-borrowings

As of year-end 2004, our total liabilities were Baht 53,080 million, lower than Baht 65,323 million in 2003. Total liabilities comprised of 22.7% current liabilities and 21.1% non-current liabilities. Details of major items therein are as follows:

- Trade account payables – net

As of year-end 2004, trade account payables were Baht 4,790 million, continuously declining compared with Baht 5,714 million in 2003. Turnover in trade account payables increased from 4.74 in 2003 to 6.29 in 2004.

- Accrued concession fees, concession rights payable and accrued excise taxes

Concession rights are paid for operational rights granted to one of our subsidiaries under the digital GSM 1800 concession agreement. As of year-end 2004, concession rights payable and accrued interest payable to Total Access Communication (Public) Ltd (TAC) amounted to Baht 4,621 million, a certain part of which was accrued in 2002 and 2003. It should be noted that the matter remains inconclusive. We have negotiated for a payment reduction; however, in 2003, TAC took the matter to arbitration and our subsidiary filed for an appeal.

Concession fees, concession rights payable and accrued excise taxes increased from Baht 6,810 million in 2003 to Baht 7,017 million in 2004 or up by Baht 207 million due mainly to accrue interest payable as mentioned above.

- Debentures and Loans

Debentures and loans are composed of long-term debentures, short-term loans from financial institutions, long-term loans, and financial leases. As of year-end 2004, this item of liabilities was recorded at Baht 29,521 million, decreasing from Baht 42,645 million in 2003. The reduction in 2004 occurred as a result of a Baht 8,000 million debenture redemption and a Baht 1,970 million long-term loan repayment on-schedule. One of our subsidiaries repaid its short-term borrowing from financial institutions by Baht 60 million; while another subsidiary prepaid a Baht 2,957 million of syndicate loans. During the year, we settled our Baht 142 million financial lease obligations and engaged in a new financial lease arrangement worth Baht 7 million.

As of year-end 2004, we recorded, in our consolidated statements, the balances of Baht 4,073 million in current portions of debentures and long-term loans, and Baht 25,448 million in debentures and long-term loans, net of the recorded current portions.

- Other current liabilities

Other current liabilities amounted to Baht 9,512 million in 2003, and eventually to Baht 11,213 million in 2004 which was composed of Baht 4,612 million advanced payments received from scratch cards and Baht 4,414 million accrued tax liabilities which significantly rose from last year resulting from that certain subsidiaries started to present taxable incomes in this year.

3. Shareholders' equity

Shareholders' equity rose by 14% from net operating results

As of year-end 2004, our shareholders' equity totalled Baht 68,087 million, reflecting an increase when compared to Baht 59,626 million in 2003. Our paid-up capital was Baht 2,945 million, and premiums on share capital were Baht 20,471 million. Our capital base increased from the previous year due to the issuance of 6.7 million new common stocks worth Baht 308 million to provide shares for possible executions of some outstanding warrants. Payments made in advance for another 0.2 million newly issued shares amounted to Baht 11 million.

A Baht 20,258 million net profit for the year contributed largely to retained earnings of Baht 43,483 million (excluded legal reserve).

During the year we made Baht 12,495 million in cash dividends, of which Baht 6,170 million was paid out on May 20, 2004 at a dividend ratio of Baht 2.10 per share, Baht 6,325 million was paid out on September 8, 2004 at a dividend ratio of Baht 2.15 per share.

During the year, various credit rating agencies had conducted credit reviews of our entity and subsidiaries. They were:

1. Standard & Poor's Rating Services rated our local and foreign currency at BBB+, raised from BBB in 2003.
2. TRIS Rating Agency rated our company and our unsecured debentures at AA, the same level as in 2003.

4. Capital Structure Analysis

Our debt to equity ratio improved from the previous level of 1.10:1 at year-end 2003 to 0.78:1 at year-end 2004. The improvement in the balance sheet leverage, particularly in 2004, was brought about both by continual decline in total liabilities caused by repayments of due debentures and matured loans, and by improved profitability as evidenced by the impressive bottom line of Baht 20,258 million in 2004. It should be noted that it is our policy to maintain the debt to equity ratio of both our entity and our subsidiaries at a level not exceeding 2:1.

5. Liquidity Analysis

At year-end 2004, consolidated net cash flow from operating activities was Baht 38,932 million, showing down size from the previous year's level. As a sustained rise in service revenues was the major underlying reason; consolidated cash outlays relating to investment activities declined from Baht 16,366 million in 2003 to Baht 13,107 million in 2004. Net cash flow from financing activities was negative at Baht 25,008 million compared to Baht 19,419 million in 2003, reflecting the use of funds for dividend payments, loan repayments and debenture redemptions. Thus, as at year-end 2004, cash and cash equivalent showed net increase of Baht 817 million.

Current ratio increased from 0.53:1 in 2003 to 0.69:1 in 2004. Operating cash flow to current liability ratio, however, improved from 1.20:1 in 2003 to 1.42:1 in 2004. The collection period improved from 33 days in 2003 to 25 days in 2004. The day sales period was shortened from 44 days in 2003 to 35 days in 2004. The payment period declined from 76 days in 2003 to 57 days in 2004. As a whole, we maintained enough liquidity position to support our operations.

6. Solvency Analysis

In terms of the ability to meet our long-term debt obligations, our solvency depends on both its level of future cash flows and the level of debts. The interest coverage ratio grew up from to 21.55 in 2003 to 25.75 in 2004, as a result of sustaining net cash flow from operations at the high level as well as trimming down in interest payment owing to repayment in debentures and long-term loans.

Summary Translation Letter
To the Stock Exchange of Thailand
February 17, 2005

Ref: AIS-CP 015/05

February 17, 2005

Subject : Report of Financial Covenants Compliance
Advanced Info Service Plc.

To The President
The Stock Exchange of Thailand

Pursuance to the Terms and Conditions of the debentures of Advanced Info Service Plc. AIS063A, AIS04NA, AIS06NA, AIS093A, AIS093B, AIS073A and AIS07OA, the Company is required to maintain its debt to equity ratio at not more than 2:1. This ratio will be calculated from an unconsolidated financial statement of the Company on a quarterly basis. The Company is, in addition, required to report a default on any debt obligation if there is any.

We would like to notify you that as at 31 December, 2004 the debt to equity ratio of the Company are as follows:

Debentures	Debt to Equity ratio	
	Conditions	Compliance
AIS063A	≤ 2:1	0.73
AIS04NA, AIS06NA, AIS093A, AIS093B, AIS073A, AIS07OA	≤ 2:1	0.63

and we are in compliance with the conditions set forth in the Terms and Conditions of the above debentures.